NEWS RELEASE

November 27, 2008

Trading Symbols: AMM :TSX, AAU : AMEX

www.almadenminerals.com

Drilling Recommences at Caballo Blanco, Mexico

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce the commencement of diamond drilling on the Caballo Blanco gold project in the state of Veracruz, Mexico. Two track-mounted core rigs have been mobilized to the property by operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX) which has the option to earn a 70% interest in the project from Almaden. The planned program is up to 10,000 meters in two phases, with the initial phase being 5,000 meters.

CGH has informed Almaden that the upcoming program is a follow-up to the initial 18 core holes (3,355 m) drilled on the Cerro La Paila high-sulphidation gold target from late 2007 to mid-2008. That campaign generated very encouraging results with a number of broad intervals that graded over one gram per tonne gold (g/t Au), including drill hole 08CBN-004, which intersected 94.5 meters grading 2.09 g/t Au. The primary objective of the current drill program is to define a resource at Cerro La Paila. The first phase of the program will comprise 24 angled holes drilled along east-west sections spaced at 50 meters. In addition, reconnaissance drilling will be conducted at Cerro La Cruz and Cerro Bandera, two other high-sulphidation gold targets within the Northern Zone.

Cerro La Paila is one of several gold targets within the much larger Northern Zone, which is defined by a strong alteration system extending over more than 20 square kilometers. Gold at Cerro La Paila is hosted by a large body of complex vuggy silica breccias containing abundant iron oxides partly exposed over a N-S distance of 900 meters and up to 450 meters wide. The silica breccias are well defined by a strong resistivity anomaly with similar surface dimensions and considerable, but as yet undetermined, depth extent. Gold, silver and several pathfinder metals define a prominent soil anomaly over the exposed parts of the breccias. Cerro La Cruz, 700 meters south and Cerro Bandera, three kilometers SW of Cerro La Paila, constitute two other areas of exposed massive silica and vuggy silica breccias that are also coincident with strong resistivity anomalies.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill-core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 20 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects in Mexico, Canada and the United States through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.